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                                                  OMB Number           3235-0287
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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
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1. Name and Address of Reporting Person*

    Kanders       Alan
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   (Last)               (First)                 (Middle)

   C/O - Lehman Brothers Holdings Inc.
   745 7th Avenue
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                                    (Street)

   New York              NY                      10019
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


   Interstate Hotels Corporation (IHCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   June 2002
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [ X ]   Form filed by One Reporting Person
   [   ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Class A Common Stock,
par value $.01 per share               6/26/02        J               234,526           N/A      6,015,172        I       (1)
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Class A Common Stock,
par value $.01 per share                                                                             7,000        D
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(1) Represents the indirect beneficial ownership of 2,000 shares held in trust for the benefit of the reporting person's daughter and 6,013,172 shares beneficially owned by Lehman Brothers Holding Inc. Mr. Kanders serves in a managerial capacity at Lehman Brothers Holding Inc. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest, if any. The increase in beneficial ownership disclosed is a consequence of an increase in the number of outstanding shares of the issuer's common stock upon the conversion of convertible securities of the issuer. That conversion and the increase in beneficial ownership is described in a Schedule
     13D/A filed on the issuer by CGLH Partners I LP on June 26, 2002.


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:




      /s/ Alan Kanders                                       7/9/2002
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      (**)Signature of Reporting Person                         Date
             Alan Kanders


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.